

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Via E-mail
Randall D. Keys
President and Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

> **Re: Evolution Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2014**
> **Filed September 12, 2014**
> **File No. 001-32942**

Dear Mr. Keys:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2014

General

1.   We note references to hydraulic fracturing in various locations in the filing. Please expand your disclosure where appropriate to convey clearly the extent to which hydraulic fracturing is employed in your operations. If significant, then please also add tailored risk factor disclosure regarding the specific operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives. In this regard, we note your reference on page 3 to a well that ceased production "when an offset well was hydraulically fractured and the water migrated to our well bore."

Business, page 1

Delhi Field-Louisiana, page 1

2.   Please expand your discussion of reserves on pages 2 and 14, and any similar presentations elsewhere in your filing to provide a cautionary statement regarding the different levels of uncertainty relating to the estimates of proved, probable and possible reserves, and net present worth discounted at 10% (PV-10). For example, you should indicate that the reserves and net present worth discounted at 10%, relating to the categories of proved, probable and possible, have not been adjusted to reflect different levels of recovery risk among these categories, and are therefore not comparable and not meaningfully combined. Please remove all combined estimates of proved plus probable reserves, including those expressed as a single barrel of oil equivalent figure and the future net revenue expressed as the combined proved and probable net present values discounted at 10% (PV-10), as presented on pages 22 and 24. If you require further guidance, refer to the answer to Question 105.01 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Properties, page 14

Summary of Oil & Gas Reserves for Fiscal Year Ended 2014, page 14

3.   We note your disclosure of possible reserves is limited to a total barrel of oil equivalent figure on pages 2 and 24. Please expand your disclosure to provide the net quantities of developed, undeveloped and total possible reserves by product type, i.e. oil, natural gas liquids and natural gas, to comply with Item 1202(a)(2) of Regulation S-K.

Internal Controls Over Reserves Estimation Process and Qualifications of Technical Persons with Oversight for the Company's Overall Reserve Estimation Process, page 16

4.   Please expand your disclosure of the internal controls used in your reserves estimation effort to describe the qualifications of the technical person(s) within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing to comply with Item 1202(a)(7) of Regulation S-K.

Proved Undeveloped Reserves, page 16

5.   We note that your disclosure of the changes in proved undeveloped reserves does not appear to separately address the revision in net quantities related to the deferral of CO_2 injection after the fluids release at the Delhi field mentioned on page 24. Please expand your disclosure to address any material reclassification of undeveloped reserves, from the proved category to the probable category, to comply with Item 1203(b) of Regulation S-

      K. If you do not believe the adjustments are material, tell us the amounts of the adjustments and the rationale underlying your view.

6.   You state that "at June 30, 2014, none of our proved undeveloped reserves, which are all at Delhi, have remained undeveloped for five years from the date of initial recognition and disclosure as proved undeveloped reserves." Please disclose the extent to which these proved undeveloped reserves are not expected to be converted from undeveloped to developed status within five years since your initial disclosure of these reserves. If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, you should disclose the specific circumstances to comply with Item 1203(d) of Regulation S-K. You should also refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us of any circumstances that you believe would justify a period longer than five years. You may find the C&DIs on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Financial Statements

Supplemental Disclosures about Oil and Natural Gas Producing Properties (Unaudited), page 54

Estimated Net Quantities of Proved Oil and Natural Gas Reserves, page 54

7.   Please expand the tabular disclosure on page 55 to quantify the net quantities of your proved undeveloped reserves by product type, and for each of the periods presented, to comply with FASB ASC 932-235-50-4.

8.   Your explanation of the significant proved reserve revisions related to the Delhi Field during fiscal 2014 appears to aggregate both negative and positive changes attributable to separate causes. Please revise your disclosure to specify the net quantities, on a disaggregated basis, for each cause to comply with FASB ASC 932-235-50-5.

Exhibit 99.4

9.   We note that estimates of probable and possible reserves are shown in the reserve report although related information that must be disclosed when such estimates are disclosed in your filing is not included. We believe the information in the reserve report should correlate with the disclosures in your filing. Please obtain and file a revised reserve report that also includes the net quantities of developed and undeveloped probable and possible reserves, consistent with Item 1202(a)(2) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the property and engineering related matters. You may contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, if you have questions regarding the general comment. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief